UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, D.C. 20549	000-21092

FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING	675742506

(Check One):   ☒ Form 10-K     ☐Form 20-F     ☐Form 11-K     ☐Form 10-Q     ☐Form N-SAR

For Period Ended: December 31, 2010
[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

OCTuS, Inc.

Full Name of Registrant

N/A

Former Name if Applicable:

2020 Research Park Drive, Suite 110

Address of Principal Executive Office (Street and Number)

Davis, CA 95618

City, State and Zip Code

PART II - Rules 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

1

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Information necessary for the filing of a complete and accurate Form 10-K could not be gathered within the prescribed time period without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Christian Soderquist	(530)	564-0200

	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐Yes ☒No

OCTuS, Inc.

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2011	By:	/s/ Christian J. Soderquist
Christian J. Soderquist Chief Executive Officer

2